

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2016

Mr. Winnie Sze Wing Cheung
Chief Financial Officer
Royal Bakery Holdings, Inc.
407 Old Country Road
Belmont, CA 94002

> **Re:** **Royal Bakery Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 333-193143**

Dear Mr. Cheung:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015
Item 9A. Controls and Procedures, page 13

1. We note that Management's Annual Report on Internal Control Over Financial Reporting does not include a paragraph discussing the exemption to include the attestation report of your independent auditor. Please note that until you are required to include an attestation report from your auditor regarding internal controls over financial reporting in your Form 10-K, Management's Annual Report on Internal Control Over Financial Reporting should include the following statement: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Please revise your Form 10-K accordingly. See Item 308T of Regulation S-K. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure